Mail Stop 3720

June 2, 2006

Via U.S. Mail and Fax (973-438-1424)

Mr. Stephen R. Brown
Chief Financial Officer
IDT Corporation
520 Broad Street
Newark, NJ 07102

      RE: **IDT Corporation**
               Form 10-K for the Year ended July 31, 2005
               Filed October 14, 2005
               File No. 001-16371

Dear Mr. Brown:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director